UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Entry into a Material Definitive Agreement

Stock Purchase Agreement

On May 26, the Company entered into a stock purchase agreement (the “SPA”) with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (each a “Seller”, collectively the “Sellers”) for the acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands (the “Target Company”) at the consideration of US$110,000,000 in aggregate, which shall be settled by the Company issuing unsecured convertible promissory notes to the Sellers of the same amount.

The Target Company holds the entire issued share capital of PMA Nano Carbon Technology Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“PMA Singapore”). PMA Singapore is positioned as an international commercialization platform for graphene-based thermal management technologies. Its business focuses on the development, application and distribution of graphene heating and heat dissipation materials, intelligent temperature control systems and related thermal management solutions, with potential applications across consumer electronics, medical and healthcare products, new energy vehicles, smart wearables and high-performance electronic devices. PMA Singapore also possesses, or is licensed to use, certain patent rights and proprietary technologies relating to graphene materials and thermal management applications, which are expected to support the Target Company’s product development and international market expansion.

The consideration payable under the SPA will consist of convertible promissory notes issued by the Company in the aggregate original principal amount of US$110,000,000, issued in the principal amounts of (i) US$66,000,000 to PMA Technology Holdings Limited; (ii) US$24,200,000 to Legend Master Development Limited; and (iii) US$19,800,000 to F.F.Formation Holding Co. Ltd, respectively (the “Notes”). The Notes will be issued pursuant to a a note purchase agreement (the “NPA”) with the Sellers for the issuance of the Notes. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, the Company and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by the Company under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes.

Each holder of the Notes (the “Note Holders”) shall be entitled to convert any portion of its outstanding and unpaid balance of the principal amount into fully paid and non-assessable ordinary shares of the Company (the “Ordinary Shares”) at the price of US$0.99 per Ordinary Share. The Note Holders shall not have the right to convert any portion of the Notes to the extent that immediately after giving effect to such conversion, the applicable Note Holder, together with its affiliates, would directly or indirectly beneficially own in excess of 9.99% of the number of Ordinary Shares then issued and outstanding.

The closing of the acquisition contemplated under the SPA, and the execution of the NPA and the issuance of the Notes, are subject to certain conditions, including the approval of Nasdaq. The Company expects that the transaction will close within a month of the signing date of the SPA. The Company makes no assurances that the transaction will close, or will close within the expected timeframe.

The foregoing descriptions of the SPA does not purport to be complete and is qualified in their entirety by reference to the SPA, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Press Release

On May 26, 2026, the Company issued a press release announcing the transactions described herein, a copy of which is furnished as Exhibit 99.1 hereto (the “Press Release”).

Forward-Looking Statements

This Report on Form 6-K and the Press Release contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the closing of the SPA and the NPA, the issuance of the Notes, the approval of Nasdaq with respect to the transactions contemplated by the SPA, the NPA and the Notes, the conversion of the Notes, and the expected timeframe of the closing of the transaction. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Exhibits.

Exhibit No.	Description
10.1*	Stock Purchase Agreement by and among the Company, PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd dated May 26, 2026
99.1	Press release dated May 26, 2026 issued by the Company

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: May 26, 2026	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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